5721 SE Columbia Way | Suite 200 | Vancouver, WA 98661

Telephone (360) 397-6325 | Fax (360) 397-6257

December 6, 2017

Via Edgar Filing

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F St, NE

Washington, D.C. 20549

Attn: Terence O’Brien, Accounting Branch Chief

RE:     Northwest Pipe Company

Form 10-K for the Year Ended December 31, 2016

Filed March 9, 2017

File No. 0-27140

Dear Mr. O’Brien:

Thank you for your comments regarding the above referenced filing. We appreciate your assistance in ensuring our filings comply with the applicable disclosure requirements, and in enhancing the overall disclosure in our filing. The following sets forth the comment made in your letter dated December 4, 2017 and our response thereto:

Form 10-K for the Year Ended December 31, 2016

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 18

Year Ended December 31, 2016 Compared to Year Ended December 31, 2015, page 21

1.     Comment: We note your disclosure that one customer accounted for 27% of total net sales in 2016. In future filings, please disclose in your business section the name of any customer and the relationship, if any, equal to 10 percent or more of your consolidated revenues or tell us how you concluded that the potential loss of the customer will not have an adverse effect on your business as a whole. Please refer to Item 101(c)(1)(vii) of Regulation S-K.

Response: We have noted your comment and in future filings will disclose in our business section the name of any customer and the relationship, if any, equal to 10 percent or more of our consolidated revenues or tell you how we concluded that the potential loss of the customer will not have an adverse effect on our business as a whole.

Pursuant to your comments, we acknowledge that a) we are responsible for the adequacy and accuracy of the disclosure in our filings; b) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and c) we may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or require additional information, please call me at (360) 397-6325 or fax me at (360) 397-6257.

Respectfully yours,

/s/ Robin Gantt

Robin Gantt

Senior Vice President and Chief Financial Officer